OUT OF THE BOX COLLECTIVE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

August 26, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Out of the Box Collective, Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Out of the Box Collective, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
August 26, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

OUT OF THE BOX COLLECTIVE, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

		2018		2017
ASSETS				
CURRENT ASSETS				
Cash	$	498	$	56
Inventory		5,000		5,000
TOTAL CURRENT ASSETS		5,498		5,056
NON-CURRENT ASSETS				
Equipment		-		10,500
Accumulated Depreciation		-		(6,816)
Customer Lists		60,000		60,000
Accumulated Amortization		(22,500)		(16,500)
TOTAL NON-CURRENT ASSETS		37,500		47,184
TOTAL ASSETS		42,998		52,240
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Accounts Payable		32,386		38,003
Due to Related Party		6,876		16,356
TOTAL CURRENT LIABILITIES		39,262		54,359
NON-CURRENT LIABILITIES				
Notes Payable		66,166		79,538
TOTAL LIABILITIES		105,428		133,898
SHAREHOLDERS' EQUITY				
Common Stock (1,000,000 shares authorized;		100		100
1,000,000 issued and Outstanding ; no par value)				
Retained Earnings (Deficit)		(62,530)		(81,757)
TOTAL SHAREHOLDERS' EQUITY		(62,430)		(81,657)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	42,998	$	52,240

OUT OF THE BOX COLLECTIVE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	510,377	627,784
Cost of Goods Sold	(265,494)	(364,347)
Gross Profit	244,882	263,437
Operating Expense		
Salaries & Wages	114,184	154,499
General & Administrative	66,658	85,754
Rent	22,300	25,943
Amortization	6,000	6,000
Selling & Marketing	3,270	9,322
Professional Fees	1,990	4,250
Depreciation	1,775	1,775
	216,177	287,543
Net Income from Operations	28,706	(24,105)
Other Income (Expense)		
Interest Expense	(6,360)	(9,934)
Tax	(1,209)	(2,759)
Charitable Contribution	(1,909)	-
Net Income	$ 19,228	$ (36,798)

OUT OF THE BOX COLLECTIVE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018		2017	
Cash Flows From Operating Activities				
Net Income (Loss) For The Period	$	19,228	$	(36,798)
Change in Accounts Payable		(5,618)		11,695
Change in Due to Related Party		(9,480)		(31,501)
Depreciation		1,775		1,775
Amortization		6,000		6,000
Non-Cash Charitable Contribution		1,909		-
Net Cash Flows From Operating Activities		13,814		(48,829)
Cash Flows From Financing Activities				
Change in Notes Payable		(13,372)		16,071
Retained Earnings Adjustment		-		(2,261)
Net Cash Flows From Investing Activities		(13,372)		13,810
Cash at Beginning of Period		56		35,075
Net Increase (Decrease) In Cash		442		(35,019)
Cash at End of Period	$	498	$	56

OUT OF THE BOX COLLECTIVE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	Common Stock		Preferred Stock		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number	Amount	Number	Amount			
Balance at December 31, 2016	1,000,000	$ 100	-	$ -	$ -	$ (49,959)	$ (47,598)
Retained Earnings Adjustment							2,739
Net Income							(36,798)
Balance at December 31, 2017	1,000,000	$ 100	-	$ -	$ -	$ (49,959)	$ (81,657)
Net Income							19,228
Balance at December 31, 2018	1,000,000	$ 100	-	$ -	$ -	$ (49,959)	$ (62,430)

Reviewed- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Out of the Box Collective, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company operates a monthly food delivery service that delivers custom food boxes.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful life.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Inventory

The Company values inventory at the lower of historic costs or market value.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Customer Lists

Customer Lists are amortized on a straight-line basis over management's estimate of its useful life of ten years.

Leases

The Company currently occupies warehouse space on a month-to-month basis. The monthly payment amounts to $2,000.

The Company leases a vehicle under a three-year term that will expire in 2019. The monthly payment amounts to $392.83. Future minimum payments due under the lease equal $4,321.13 in 2019.

Related Party Transactions

The Company has an outstanding loan with related party, Jennifer Piette, of $6,876. The loan has no formal repayment structure and bears no interest. Jennifer Piette is a member of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE C- DEBT

In 2016, the company issued a note payable in exchange for $100,000 for the purpose of funding continuing operations ("the Note"). The Note accrues interest at the rate of 9% per annum and matures in June 2021. The Company will make monthly payments of $2,211.98 until paid in full.

Subsequent to December 31, 2018, the Note's maturity date was extended to February 2023 and the monthly payment was reduced to $1,470.64.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 26, 2019, the date that the financial statements were available to be issued.